

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Ms. Allison Jacques-Controller
Martha Stewart Living Omnimedia, Inc.
601 West 26th Street
New York, NY 10001

> **Re:** **Martha Stewart Living Omnimedia, Inc.**
> **Form 10-K**
> **Filed March 8, 2010**
> **File No. 001-15395**
>
> **Form 10-Q**
> **Filed November 4, 2010**
> **File No. 001-15395**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2010**
> **File No. 001-15395**

Dear Ms. Jacques:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief